Exhibit (a)(6)

PRESS RELEASE FOR IMMEDIATE RELEASE

Series D of Tender Investors, LLC extends its tender offer for shares of AmREIT, INC. to February 28, 2011

Point Richmond, Calif. (Business Wire)—January 28, 2011—Series D of Tender Investors, LLC (“Purchaser”) has announced that it is extending the Expiration Date to February 28, 2011 for its tender offer for shares of common stock (the “Shares”) of AmREIT, Inc.  The Purchaser is offering to purchase up to 1,180,000 Shares for $4.00 per Share.  No Shares have been tendered as of January 28, 2011.

The Purchaser has filed with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO, an Offer to Purchase and other exhibits (together, as amended from time to time, the “Tender Offer Materials”) providing details of its offer.  Shareholders should read the Tender Offer Materials carefully because they contain important information.

Shareholders may obtain a free copy of the Tender Offer Materials by calling the Purchaser at (510) 619-3637, or by making a written request addressed to the Purchaser either at 6114 La Salle Avenue, #345, Oakland, CA 94611 or by email to offers@tendermanagerllc.com.  Shareholders may also visit the Purchaser’s website at www.tendermanagerllc.com (click on AmREIT, Inc. Tender Offer) or visit the U.S. Securities and Exchange Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.tendermanagerllc.com (click on Tender Offer Information) or by calling (510) 619-3637.

Contact:

Arnold Brown

Tender Investors Manager, LLC

(510) 619-3637

offers@tendermanagerllc.com